Exhibit 99.1

GOLD RESERVE ANNOUNCES SHAREHOLDER DISTRIBUTION

   Spokane, Washington, March 8, 2019                                                                 NR 19-01

               Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) (“Gold Reserve” or the “Company”) reports that it currently has a cash balance of $167 million (including $21.5 million held in Bandes Bank and from the sale of Venezuelan sovereign debt received in 2018) with current liabilities of approximately $3 million.   The Board of Directors have decided to distribute to shareholders a minimum of $90 million with the final distribution amount and method (which may require shareholder and/or regulatory approvals) to be determined by the Board in the coming weeks.

 In July 2016, we signed a Settlement Agreement, subsequently amended, whereby Venezuela agreed to pay the Company $1.032 billion to satisfy its ICSID Award (including interest) and to purchase our mining data related to the Brisas Project.  The ICSID Award has been recognized in courts of the United States, France and Luxembourg and is not appealable by Venezuela.

The Company has received approximately $276 million under the terms of the Settlement Agreement with approximately $756 million remaining to be paid by Venezuela. Of the amount due, approximately $354 million is in arrears and if the Company determines an event of default, interest will accrue commencing July 2016 at Libor plus 2% on all unpaid amounts and the Company may recommence enforcement and collection of the Award.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to future payments under the Settlement Agreement, future distributions to shareholders, if any, and the development of the Siembra Minera Project, including social programs undertaken in the project area, currently or in the future. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the risks that payments due under the Settlement Agreement continue to be delayed, the Company may not receive future payments due under such agreement, the Company may not be able to repatriate payments that are received, imposition of further sanctions by the U.S., Canada or other jurisdictions that may negatively impact our ability to freely transfer funds from Venezuela or our ability to do business in Venezuela including the development of the Siembra Minera project and the activities planned to be undertaken in connection with the project area may not proceed as anticipated.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, including without limitation the effect of sanctions imposed by the governments of the United States and Canada against dealings with certain Venezuelan entities and individuals, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2017 which have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which form part of the Company’s Form 40-F for the year ended December 31, 2017 which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.